

Mail Stop 3561

March 15, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parway
Columbus, OH 43230

> **RE:** **Express Parent LLC**
> **Registration Statement on Form S-1**
> **File No. 333-164906**
> **Filed February 16, 2010**

Dear Mr. Moellering:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

2. Prior to effectiveness, please have a stock exchange representative call the staff to confirm that your securities have been approved for listing.

3.   We will process your amendments without price ranges. As the price range you select with affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   It appears you had a change in your independent accountant from Ernst & Young LLP to PricewaterhouseCoopers LLP in 2008. As such, please revise to provide disclosures required by Item 304 of Regulation S-K or tell us why such disclosures are not required.

Prospectus Summary

5.   We note the statements on page ii and elsewhere that you believe the financial information presented as if the Golden Gate acquisition occurred on February 4, 2007 promotes the overall usefulness of the comparison given the complexities involved with comparing two significantly different periods. Please revise the statement that the financial information "should not be relied upon as being representative … had [you] operated on a standalone basis" to better reconcile with the previous statements.

6.   Please revise to provide a summary of your current and proposed organizational structure. In order to assist the reader, please consider a diagram showing the relationships between the various entities and your ownership structure. In addition, please revise to address the material terms associated with your 2007 sale to Golden Gate and any significantly related transactions, including any borrowings or distributions paid. This discussion should be brief, with a more detailed discussion later in your document under the Business section.

7.   We note your statement on page three that there is a growth opportunity "to recapture sales as [y]our customers re-discover Express in certain product categories." In an appropriate location, such as the Business section, please clarify the meaning of this statement.

8.   We note disclosure on page one and page 71 indicating that you completed the conversion of your stores to dual-gender format. We also note, however, the statement on page 76 that you have 29 women's stores and 19 men's stores. Please revise to reconcile.

9.   We note the Business Strategy discussion of initiatives beginning on page three. It is unclear why you do not provide quantitative information for same store sales

and "improve[d] profit margins," as you do for store growth and e-commerce initiatives. Please revise or advise.

10.   With respect to your Summary Risk Factors on page four, please revise to avoid boilerplate discussion, such as "competition," and consider addressing concrete, quantifiable items specific to you, such as your significant indebtedness.

Risk Factors, page 12

11.   Please revise the first risk factor on page 18 to identify the "certain" services provided by related parties and state when the relevant agreements expire.

12.   Please revise the risk factors on page 21 to identify in quantitative terms the relevant restrictive covenants and financial ratios in your debt agreements.

13.   In your page 21 risk factor beginning "Our indebtedness may restrict our current and future operations …" you indicate that your lenders could accelerate amounts due in the event you default. Please revise to distinguish this default risk from any cross default provisions, as appropriate.

Use of Proceeds, page 30

14.   Please revise to separately address fees and expenses payable to both Golden Gate and Limited Brands.

15.   Please revise to separately quantify any penalties to be paid in connection with the repayment of your Term B and Term C loans.

16.   We note the significantly higher interest rates for indebtedness involving Golden Gate. Please revise here, Management's Discussion and Analysis or related person transaction disclosure, as appropriate, to address the reasons for the significantly different interest rates.

17.   We note that your Use of Proceeds calls for your prepayment of portions of your Term B and Term C loans and that funds managed by Golden Gate are lenders under both facilities. Please indicate whether these particular loans will be repaid with the proceeds of the offering and address how the company will decide which loans are repaid with offering proceeds. In this respect it appears you should also address Section 2.07(e) of your Credit Agreement filed as Exhibit 10.6 to the extent applicable.

18.   Please consider presenting the information required by this Item in tabular format to assist the reader.

Dilution, page 34

19.   Please revise here or where appropriate to provide quantitative and narrative disclosure of Golden Gate's investment in you, including the aggregate securities and cash consideration, compared to the price to be paid by new investors purchasing shares of our common stock in this offering.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 36

20.   In order to provide an investor a better understanding of the impact of the various transactions associated with this offering, please revise your head note to provide a quantified detailed explanation of the reorganization (along with the conversion of the LLC to a Subchapter C corporation), the offering and the use of offering proceeds. In addition, revise your presentation to add separate columns to capture the adjustments associated with (i) the reorganization of your entity from an LLC to a Subchapter C corporation, (ii) the offering itself and (iii) the repayment of your credit facilities with all related adjustments.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data, page 40

21.   With reference to Article 11 of Regulation S-X, please tell us how adjustments H and J are directly attributable to your offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

General

22.   In order to provide a reader with a greater understanding of your business, please revise your discussion of the results of your operations for each period presented to address the following items:
   • With respect to changes in your net sales, quantify the dollar amount that was attributable to the percent change in your same store sales,
   • Quantify the underlying variances in your gross profit and general, administrative and store operating expenses,
   • For your 2008 to 2007 and Pro Forma 2007 analysis of net sales, disclose the percentage decline in sales in the third and fourth quarters (i.e. 4% and 17%, respectively), to be consistent with the percentage increase disclosed for the first and second quarters,
   • Provide a more robust discussion of your 2008 results compared to 2007. Your current discussion appears to put more emphasis and detail into the comparison of 2008 to Pro Forma 2007. Please note that your comparison of actual 2008 results to Pro Forma 2007 should supplement and not be more prominent than your discussion of 2008 to 2007.

23.	We note that you have provided an overview of various factors affecting your results, including overall economic trends. However, much of your overview appears generic. For example it does not explain the actual impact that the current economic situation has had on the retail environment generally and your company in particular. Please revise to provide a more specific and detailed overview addressing, as non-exclusive examples, factors such as employment rates, cost of financing and significant changes in sales mix.

24.	We note your statement on page 46 that you "review sales per gross square foot, average unit retail price, units per transaction, dollars per transaction … in order to evaluate the performance of individual stores." It is unclear whether management also uses these metrics on a company wide basis. To the extent material, please revise your Management's Discussion and Analysis to address them on a company-wide basis.

25.	Please revise your page 47 disclosure under Tax Structure to further clarify the likely financial impact your reorganization will have on your results and profitability going forward.

26.	We note disclosure elsewhere in your document indicating that MAST agreements expire in 2010. Please revise to address the company's intentions related to renegotiating agreements with MAST or seeking other internal or external sources to meet the needs covered by the agreements.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 49

27.	With regard to your pro forma statement of operations for the period ended February 2, 2008, adjustment (d) does not appear to be directly attributable to the transaction as is required by Article 11 of Regulation S-X. Please advise or revise.

Liquidity and Capital Resources, page 57

28.	We note news reports that on March 2 you completed a $250 million offering of senior notes arranged by Bank of America and others. Please revise Liquidity and Capital Resources, Recent Sales of Unregistered Securities and elsewhere as appropriate.

29.	With respect to your critical accounting policies, we note the statement on page 64 that "even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations." Please revise to address the extent to which any variances in your estimates have materially impacted your results of operations.

Internal Controls Over Financial Reporting, page 70

30.   On page 70 you indicate that you have identified control deficiencies associated with your accounting for "complex agreements arising from transactions unrelated to the Company's core business operations." Please revise to indicate the exact nature of these complex agreements and quantify their size in dollar terms.

31.   We note that you identified two material weaknesses in your internal control over financial reporting. We also note that you have remediated one weakness and are in the process of remediating the other. Please update your discussion here and on page 23 to provide the current status of your remediation plan.

32.   In connection with the comment above, we note that there were several errors identified in Note 3 on F-19 that do not appear to directly relate to the material weaknesses you discovered in your internal controls over financial reporting. Please tell us how you considered the errors caused by Items 1, 2, 7, 8(a), 8(c), 8(d) and 9 in your evaluation of your internal control over financial reporting.

Business, page 71

33.   We note disclosure elsewhere in your document about various services provided by Limited Brands and its affiliates, including logistics, product production and sourcing. It is unclear why these agreements are not addressed in this section. Please revise to address the services provided by Limited Brands and MAST and indicate how they support your business. In addition, please revise to address the extent to which confidential information, such as margin-related information, is shared with these entities in connection with the provision of these services. It is unclear if the use of these services may place the company at a competitive disadvantage relative to Limited Brands. Please revise accordingly.

Management, page 83

34.   Please revise to address any agreements or arrangements covering board representation for the benefit of significant shareholders.

Corporate Governance, page 85

35.   Please revise to address the extent to which the members of the different committees are deemed independent according to applicable standards.

Executive Compensation, page 88

36.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach that conclusion.

37.   We note disclosure indicating pay-for-performance provisions in agreements with
        named executive officers. Please revise to identify the specific financial targets.
        Currently it is unclear what you mean by "Incentive Measure (in millions)" on
        page 93. It is unclear what specific EBITDA or other target was used in
        calculating actual compensation. In this regard, it is also unclear what you mean
        by "Fall season 'threshold'" in the second to last paragraph on page 92.

38.   Please revise to provide clarifying quantitative and narrative disclosure of the
        promissory notes identified in footnote (1) on page 101.

39.   We note the description of the material terms of the CEO's employment
        agreement, including base salary. It is unclear why you do not provide similar
        disclosure for Mr. Moellering's employment agreement. Please revise or advise.

Certain Relationships and Related Party Transactions, page 111

40.   Please revise the discussion under 2008 Corporate Reorganization to disclose the
        amount of interest paid to Golden Gate under the two Term Loans, including any
        payments in kind.

41.   Either here or where appropriate, please revise the description of the services
        agreements identified on page 112 to clarify the basis for your belief that their
        expiration will not have an adverse impact on your business.

42.   We note that you have a $103 million liability payable to Limited Brands. Please
        revise to address the payment terms associated with these liabilities.

43.   Please revise to disclose the material terms associated with the new October 2009
        Logistics Services Agreement and office space lease.

44.   We note that you are paying Golden Gate a transaction fee in an amount equal to
        1% of the aggregate value of your offering. It is unclear whether the offer amount
        used to compute the payment excludes shares being registered on behalf of
        Golden Gate. Please revise or advise.

Description of Capital Stock, page 124

45.   We note your disclosure on page 125 that you will add a provision to your
        certificate of incorporation limiting the applicability of the doctrine of "corporate
        opportunity" against Golden Gate and certain directors who are employed by or
        affiliated with it. With a view to disclosure, please provide us with a brief
        analysis addressing the validity of this provision. We refer you to Sections
        102(b)(7) and 122(17) of the Delaware General Corporation Law and Siegman v.
        Tri-Star Pictures Inc., 1989 Del. Ch. LEXIS 56 (May 5, 1989). In addition, revise
        your disclosure to more specifically define the scope of activities which will be
        covered by this provision.

Underwriting, page 132

46.   Please revise to separately state the amount of offering expenses to be paid by the
        company and the selling shareholders. In addition, please clarify whether this
        statement excludes fees and expenses associated with your cancellation of the
        agreements with Golden Gate.

47.   We note your page 136 disclosure indicating that certain of the underwriters have
        performed various financial advisory and investment banking services for the
        company and may hold positions or trade in the company's debt or equity for their
        own account or for customers in the ordinary course. To the extent material
        please revise to further clarify in quantitative and narrative terms the fees paid and
        other relationships you mention.

Financial Statements

General

48.   Please note the financial statement updating requirements of Rule 3-12 of
        Regulation S-X and provide an updated consent with any amendment.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – The GGC Acquisition, F-18

49.   Considering the multiple entities and agreements involved in the Golden Gate
        acquisition and recapitalization and in order to enhance a reader's
        understanding of these transactions, please revise to present a diagram that
        describes the hierarchy of the entities, ownership and related disclosures.

50.   We note your disclosure that Express LLC previously operated as a division of Limited Brands and Express LLC conducts the operations of your business. Since Holding was formed only on May 9, 2007, please revise to disclose in detail (i) the transactions that resulted in Holding acquiring the interests of Express LLC, (ii) the relationship between Holding and Limited Brands Store Operations, Inc, Limited Brands, EIC and Golden Gate.

51.   We note your disclosure that Limited Brands sold 75% of Holding to EIC and the combined cash and equity contributed by Limited Brands and Golden Gate was approximately $648,838 (including transaction costs of $26,874). You also state that Limited Brands received $601,875 as a result of the acquisition. Please clarify how much of the $648,838 was contributed by Limited Brands and Golden Gate, respectively, and revise your disclosures accordingly.

52.   For each transaction that was involved in the acquisition and recapitalization, please revise to clearly disclose (i) the acquirer, (ii) the acquiree, (iii) their relationship before the acquisition, (iv) their relationship to Holding and to you (v) the consideration paid and/or received (vi) debts assumed, if any, and (vii) members' contribution by each of the entities to acquire the interests therein. Please reconcile such disclosures to your statements of cash flows, statements of changes in members' equity and to the allocation of purchase price disclosed in Note 2.

53.   We note that EIC acquired only a 75% interest from Limited Brands   Tell us how you accounted for the remaining 25% non-controlling interest held by the subsidiaries of LBI that were not acquired by EIC and how it is appropriate. Considering Limited Brands retained 25% equity interests (diluted to 24.6% subsequent to the acquisition date) tell us how your accounting for the acquisition is appropriate and how it complies with FASB ASC 805.

54.   Please clarify if the $773,838 of net assets acquired at fair value represents 100% of the assets of Express LLC or 25%.

Note 8 – Income Taxes, page F-27

55.   We note your disclosure on page 47 that prior to the effectiveness of this registration statement; you intend to reorganize as a Subchapter C Corporation. Since this appears to be a material probable event, please revise to provide pro forma financial information to reflect the following:

   •   tax expense and earnings per share data for the earlier comparable periods prior to becoming taxable. Such presentations should calculate the pro forma tax expense based on statutory rates in effect, and

- reclassification of undistributed earnings or losses of previously unincorporated entities to paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Refer to SAB Topic 4B.

Note11 – Equity Units and Share-Based Compensation

Successor, F-34

56.   We note you used marketability discounts in your valuation methodology. Please provide us with the basis for your determination of the marketability discount for each period and tell us how the use of such discount is consistent with FASB ASC 718-10-55-11.

57.   In connection with the comment above, we note you used volatility assumptions of 35% and 40% for the successor period and fiscal 2008, respectively. Tell us how you determined these assumptions and how your methodology is consistent with SAB Topic 14(d)(1).

Note 13 – Pro Forma Earnings Per Share, F-37

58.   Tell us how the first two bulleted adjustments here are appropriate in the context of Article 11 of Regulation S-X. In addition, reconcile the pro forma earnings per share amounts to the amounts presented at the bottom of page 49.

Part II

Item 15, Recent Sales of Unregistered Secrities

59.   Please revise to state the exemption relied upon for each of the transactions. Currently you identify exemptions but you do not tie them to the specific transactions.

Exhibits

60.   We note that the company has yet to file several agreements, including the underwriting agreement, certificate of incorporation, the Omnibus Equity Incentive Plan, executive officers' employment agreements, legal opinion, and lock-up agreement. Please allow for sufficient time for us to review, and potentially comment, upon these documents.

61.   We note that your Asset-Based Loan Credit Agreement, filed as exhibit 10.1 does not appear to include the schedules or exhibits listed on page iv to the agreement.

>We further note exhibits 10.4, 10.6, and 10.13 similarly exclude schedules and exhibits. Please re-file the exhibits with the omitted schedules.

62.	We note the use of information from a 2007 third-party study commissioned by Golden Gate. Please advise us why you do not provide a consent pursuant to Rule 436 of Regulation C.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536**.**

                                Sincerely,

                                John Reynolds
                                Assistant Director

    cc.   Robert Hayward
            (312) 862-2200